

June 9, 2011

Satish Rishi
Senior Vice President, Finance and Chief Financial Officer
Rambus Inc.
1050 Enterprise Way, Suite 700
Sunnyvale, California 94089

> **Re: Rambus Inc.**
> **Form 10-K for the year ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 0-22339**

Dear Mr. Rishi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Contractual Obligations, page 45

1. We note that your total imputed financing obligation per your contractual obligation table here and in Note 7 on page 78 is $49.6 million. We further note from your balance sheet and disclosures in Note 7 that the imputed financing obligation per your balance sheet is $28.1 million. Please explain to us significant components of the difference between the amount reflected in this table and the amount reflected on the balance sheet and related disclosures. Revise future filings as appropriate.

Note 5 – Balance Sheet Details, page 73

Property, Plant and Equipment, page 73

2. We note that you determined that based on the provisions of your lease for the Sunnyvale facility the building should be accounted for in your financial statements as owned real

estate. Citing authoritative accounting literature, please provide us your analysis that supports your accounting for this lease agreement. In this regard, please also explain your basis for depreciating this lease over 39 years rather than the initial lease term of 10 years.

Note 15 – Litigation and Asserted Claims, page 96

3. We note your disclosures related to your various outstanding litigation. We further note your disclosures on page 108 in which you indicate that you record a contingent liability when it is probable that a loss has occurred and the amount is reasonably estimable. To the extent you have any loss contingencies for which you have not recorded accruals or for which exposure to loss exists in excess of the amount accrued, please revise future filings to include the disclosures required by paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202)551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief